QUARTZ MOUNTAIN ANNOUNCES SHARE CONSOLIDATION EFFECTIVE DATE

December 29, 2017, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) is pleased to report that the previously announced consolidation (the “Consolidation”) of its common shares on the basis of one (1) post-Consolidation common share for every ten (10) pre-Consolidation common shares will be effective on January 2, 2018 and trading of the Company’s common shares will commence on a consolidated basis on the TSX Venture Exchange (the “TSX-V”) at the opening on such date.

The Consolidation has been approved by the TSX-V, and a related bulletin has been issued by TSX-V on December 29, 2017.

A letter of transmittal will be mailed to shareholders advising that shareholders should surrender their existing share certificates (representing the pre-Consolidated common shares). Each existing share certificate will be deemed, for all purposes, to represent the number of common shares to which the holder thereof is entitled as a result of the Consolidation.

The Consolidation was undertaken to better position the Company to pursue its business plan. Prior to the Consolidation, the Company had 33,470,995 common shares outstanding. Following the Consolidation, the Company will have approximately 3,347,099 common shares outstanding. The Company’s name will not be changed in conjunction with the Consolidation.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Robert Dickinson

Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking-statements”. All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the share consolidation. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.